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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATI[ON]

NAME OF BROKER-DEALER: Sabadell Securities USA, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Ave, Suite 3010

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer (561)784-8922

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP, Ramirez, Jose

(Name – *if individual, state last, first, middle name*)

1441 Brickell Ave, Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

OATH OR AFFIRMATION

I, Virginia Labiste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sabadell Securities USA, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

CECILIA REYES
Notary Public - State of Florida
My Comm. Expires Jul 19, 2015
Commission # EE 98022
Bonded Through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sabadell Securities

Sabadell Financial Center
1111 Brickell Avenue
Suite 3010
Miami, FL 33131

T + 1 786 587 1600

SabadellSecurities

February 26, 2014

Securities and Exchange Commission
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Requirements for Annual Financial Statements

In compliance with Securities and Exchange Commission Rule 17a-5(d)(1)(i), attached please find the audited annual financial statements of Sabadell Securities USA, Inc, Inc.

Our SEC File number is 8-67975, our FINRA CRD number is 148137, and our Investment Adviser license number is IA9905047.

If you have any questions, or require anything additional please do not hesitate to contact us.

Sincerely,

Oriel Montero
Sabadell Securities USA, Inc

Sabadell Securities USA, Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2013

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Sabadell Securities USA, Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2013

Sabadell Securities USA, Inc.
Index
December 31, 2013

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Sabadell Securities USA, Inc.

We have audited the accompanying financial statements of Sabadell Securities USA, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Certified Public Accountants' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sabadell Securities USA, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Miami, Florida
February 24, 2014

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 2,224,325
Deposit with clearing broker	100,001
Deferred tax asset, net	95,633
Prepaids and other assets	56,522
Total assets	$ 2,476,481
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 134,986
Total liabilities	134,986
Stockholder's equity	
Common stock, $10 par value, 1,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	790,000
Retained earnings	1,541,495
Total stockholder's equity	2,341,495
Total liabilities and stockholder's equity	$ 2,476,481

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions	$ 2,163,159
Other income	2,458
Total revenues	2,165,617
Expenses	
Fees and services	917,616
Employee compensation and benefits	400,377
Professional fees	159,564
Telecommunications and data processing	63,783
Occupancy	21,600
Interest expense	5,281
Other expenses	27,512
Total expenses	1,595,733
Income before income taxes	569,884
Provision for income taxes	145,348
Net income	$ 424,536

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2012	1,000	$ 10,000	$ 790,000	$ 1,116,959	$ 1,916,959
Net income	-	-	-	424,536	424,536
Balances at December 31, 2013	1,000	$ 10,000	$ 790,000	$ 1,541,495	$ 2,341,495

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 424,536
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred tax benefit	(89,235)
Changes in	
Prepaids and other assets	193,029
Accrued expenses and other liabilities	41,022
Net cash provided by operating activities	569,352
Net increase in cash	569,352
Cash	
Beginning of year	1,654,973
End of year	$ 2,224,325
Supplemental cash flow disclosures	
Interest paid	$ 5,281

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

The Company provides introductory brokerage and investment services primarily for customers of Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying Statement of Operations.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution and firm accounts at the clearing institution. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the Statement of Financial Condition as Deposit with clearing broker.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date. Receivable from customers and payable to brokers, if any, represent security transactions that have not settled.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that management believes it is more likely than not that the deferred tax asset will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, prior and projected future taxable income and tax planning strategies.

The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the related tax positions will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the tax positions. An uncertain tax position is a position taken in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law. The Company measures tax benefits related to uncertain tax positions based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. If the initial assessment fails to result in recognition of a tax benefit, the Company subsequently recognizes a tax benefit if (i) there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, (ii) the statute of limitations expires, or (iii) there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Company would recognize interest and penalties related to unrecognized tax positions in the provision for income taxes and other liabilities. Management has identified no uncertain tax positions at December 31, 2013.

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $2,192,160, which was $2,183,161 in excess of the minimum amount required.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Related Party Transactions

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") that commenced on May 1, 2009 and is periodically amended and restated. Under this agreement, certain expenses were paid to the Branch and are considered related party transactions.

Included in the statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2013:

Revenues	
Commission	$ 1,973,255
Total revenues	$ 1,973,255
Expenses	
Employee compensation and benefits	$ 400,377
Fees and services	30,000
Occupancy	21,600
Total expenses	$ 451,977

4. Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2013:

Current	
Federal and State	$ 234,583
Deferred	
Federal and State	(89,235)
	$ 145,348

At December 31, 2013, the Company's deferred tax asset consists of the following tax-effected temporary differences:

Deferred tax assets	
Accrued professional fees	$ 35,453
Capitalized start-up expenditures	78,161
	113,614
Deferred tax liability	
Prepaid expenses	(17,981)
Net deferred tax asset	$ 95,633

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences and projected future taxable income. In the event the Company believes it is more likely than not that the tax benefit will not be realized, a valuation allowance would be established which would increase the provision for income taxes. As of December 31 2013, the Company believes that it is more likely than not that the deferred tax assets will be realized and therefore, no valuation allowance is necessary. The previous valuation allowance of $74,499 was reversed and the effect is included in the deferred tax benefit.

5. Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 24, 2014. The Company has not identified any events that would require disclosure or have a material impact on the financial position, result of operations or cash flow of the Company as of and for the year ended December 31, 2013.

Supplemental Schedules

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Schedule I

Computation of net capital	
Total stockholder's equity	$ 2,341,495
Deductions/charges	
Nonallowable assets	
Deferred tax asset, net	95,633
Prepaid expenses	48,149
Other assets	5,553
Total deductions and/or charges	149,335
Net capital	2,192,160
Computation of basic net capital requirement	
Minimum net capital required	8,999
Excess of net capital	$ 2,183,161
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 134,986
Total aggregate indebtedness	$ 134,986
Ratio of aggregate indebtedness to net capital	0.06

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

Sabadell Securities USA, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013 — Schedule II

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

Other Information

Report of Independent Certified Public Accountants on
Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of
Sabadell Securities USA, Inc.

In planning and performing our audit of the financial statements of Sabadell Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

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This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Miami, Florida
February 24, 2014

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Independent Certified Public Accountants' Report

To the Stockholder and Board of Directors of
Sabadell Securities USA, Inc.,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sabadell Securities USA, Inc. (the "Company) for the year ended December 31, 2013, which were agreed to by Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sabadell Securities USA, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Sabadell Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 29, 2013 in the amount of $942 was compared to check number 2235 provided by the Assistant Financial Operations Principal, noting no differences and payment dated January 16, 2014 in the amount of $3,230 was compared to check number 2257 provided by the Assistant Financial Operations Principal, noting no differences.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $2,165,617 reported on page 2, item 2A of Form SIPC-7 for the year ended December 31, 2013 noting no differences.
3. Compared any adjustments reported on page 2, items 2B and 2C of Form SIPC-7 with the supporting schedules and working papers, as follows:

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a. Compared deduction on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $489,166 to the trial balance provided by the Assistant Financial Operations Principal noting no differences.

b. Compared deduction on line 8, Other revenue not related either directly or indirectly to the securities business of $2,283, to the trial balance general ledger account number 5003 provided by the Assistant Financial Operations Principal, noting no differences.

c. Compared deduction on line 9, Total interest and dividend expense of $5,282 to the trial balance general ledger account number 6340 provided by the Assistant Financial Operations Principal, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the deduction on page 2, item 2c line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions by summing the following general ledger account balances:

Account number	Account Name	Amount
6002	Clearing Charges	$454,065
6018	Pershing Administrative Charges	35,101
		$489,166

   No differences noted.

   b. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2D and the General Assessment @ .0025 on page 2, line 2E of $1,668,886 and $4,172, respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Miami, Florida
February 24, 2014

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